                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             (Amendment No. ____* )



                        Sinclair Broadcast Group, Inc..
               ------------------------------------------------
                               (Name of Issuer)


                     Class A Common Stock, $0.01 par value
               ------------------------------------------------
                        (Title of Class of Securities)



                                  829266 10 9
            ------------------------------------------------------
                                (CUSIP Number)


                            Mr. James T. Byrne, Jr.
                            Office of the Secretary
                       Bankers Trust New York Corporation
                      280 Park Avenue, New York, NY 10017
                              Tel. (212) 250-1869
        --------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications

                               May 31 ,  1996 *
        --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

__________________
   *See Item 1.

                                  SCHEDULE 13D


CUSIP NO.                         829266 10 9
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Pyramid Ventures, Inc.
                              EIN No. 13-3407479
- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)   [   ]
                                                        (b)   [ X ]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY
- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                               WC  (See Item 3)
- --------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                              [ X ]
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Delaware
- --------------------------------------------------------------------------------

NUMBERS OF      7.   SOLE VOTING POWER
  SHARES                                    0
BENEFICIALLY         _________________________________________________
OWNED BY EACH
 REPORTING      8.   SHARED VOTING POWER
PERSON WITH                                 0
                     _________________________________________________

                9.   SOLE DISPOSITIVE POWER
                                            0
                     _________________________________________________

                10.  SHARED DISPOSITIVE POWER
                                            0


- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      0
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ X ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                      CO
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.                          829266 10 9
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                             Bankers Trust Company
                             EIN No. 13-4941247
- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)   [   ]
                                                        (b)   [   ]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY
- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

                               OO  (See Item 3)
- --------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                              [ X ]
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                   New York
- --------------------------------------------------------------------------------

NUMBERS OF      7.   SOLE VOTING POWER
 SHARES                                 1,800
BENEFICIALLY         ________________________________________________
OWNED BY EACH
 REPORTING      8.   SHARED VOTING POWER
PERSON WITH                             0
                     ________________________________________________

                9.   SOLE DISPOSITIVE POWER
                                        1,800
                     ________________________________________________

                10.  SHARED DISPOSITIVE POWER
                                        0


- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,800
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              [   ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     .02%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                    BK, IA
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.                          829266 10 9
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Bankers Trust International plc
- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)   [   ]
                                                        (b)   [   ]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY
- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                               WC  (See Item 3)
- --------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                              [   ]
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                United Kingdom
- --------------------------------------------------------------------------------

NUMBERS OF      7.   SOLE VOTING POWER
 SHARES                                 9,707
BENEFICIALLY         _________________________________________________
OWNED BY EACH
 REPORTING      8.   SHARED VOTING POWER
PERSON WITH                             0
                     _________________________________________________

                9.   SOLE DISPOSITIVE POWER
                                        9,707
                     _________________________________________________

                10.  SHARED DISPOSITIVE POWER
                                        0


- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     9,707
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              [   ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     .09%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                      CO
- --------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO.                         829266 10 9
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           BT Securities Corporation
                           EIN No. 13-3311934
- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)    [   ]
                                                        (b)    [   ]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY
- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                                WC (See Item 3)
- --------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                              [ X ]
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Delaware
- --------------------------------------------------------------------------------

NUMBERS OF      7.  SOLE VOTING POWER
 SHARES                                 2,507
BENEFICIALLY        _________________________________________________
OWNED BY EACH
 REPORTING      8.  SHARED VOTING POWER
PERSON WITH                             0
                    _________________________________________________

                9.  SOLE DISPOSITIVE POWER
                                        2,507
                    _________________________________________________

                10.  SHARED DISPOSITIVE POWER
                                        0


- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     2,507
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              [   ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     .02%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                      BD
- --------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO.                         829266 10 9
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Bankers Trust New York Corporation       EIN No. 13-6180473
- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [   ]
                                                        (b)  [ X ]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY
- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                             WC, BK   (See Item 3)
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(D) OR 2(E)                                             [ X ]
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                   Delaware
- --------------------------------------------------------------------------------

NUMBERS OF      7.   SOLE VOTING POWER
 SHARES                                 0/1/
BENEFICIALLY         ___________________________________________
 OWNED BY       8.   SHARED VOTING POWER
 EACH                                   0
REPORTING            ___________________________________________
PERSON WITH     9.   SOLE DISPOSITIVE POWER
                                        0*
                     ___________________________________________
                10.  SHARED DISPOSITIVE POWER
                                        0


- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      0*
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              [   ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0*
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                                      CO
- --------------------------------------------------------------------------------

   /1/*Pyramid Ventures, Inc.and Bankers Trust International plc are indirect wholly-owned subsidiaries of Bankers Trust New York Corporation. Bankers Trust Company and BT Securities, Inc. are direct wholly-owned subsidiaries of Bankers Trust New York Corporation. As a result, Bankers Trust New York Corporation may be deemed to be the indirect beneficial owner of the shares of Common Stock beneficially owned by Pyramid Ventures, Inc., Bankers Trust Company, BT Securities Corporation and Bankers Trust International plc.

   ITEM 1.  SECURITY AND ISSUER.

             This statement relates to the Class A Common Stock, par value $.01 per share ("Common Stock"), of Sinclair Broadcast Group, Inc., a Maryland
               ------------
   corporation  (the "Issuer").  The principal executive offices of the Issuer
                      ------
   are located at 2000 W. 41st Street, Baltimore, Maryland 21211.

   ITEM 2.  IDENTITY AND BACKGROUND.

             Item 2(a) through (c); Item 2(f).
             --------------------------------

             This statement is being filed by (i) Pyramid Ventures, Inc., a Delaware corporation ("Pyramid"), with respect to shares of Common Stock
                          -------
   which may be deemed to be beneficially owned by it/1/; (ii) Bankers Trust Company, a New York banking corporation ("BTCo."), with respect to shares of
                                             -----
   Common Stock beneficially held as fiduciary on behalf of its customers; (iii) Bankers Trust International plc, a United Kingdom company ("BTI") with
                                                                      ---
   respect to shares of Common Stock beneficially owned by it as principal; (iv) BT Securities Corporation, a Delaware corporation ("BT Securities"), with
                                                       -------------
   respect to shares of Common Stock beneficially owned by it as principal and acquired by it in the ordinary course of business in market making transactions; and (v) Bankers Trust New York Corporation, a New York corporation ("BTNY"), which as a parent of each of Pyramid, BTCo, BTI and BT
                 ----
   Securities may be deemed to be the indirect beneficial owner of the shares of Common Stock owned by Pyramid, BtCo.,BTI, and BT Securities.

             BTCo. is a wholly-owned subsidiary of BTNY Pyramid is an indirect wholly-owned subsidiary of BTNY. BTI is an indirect wholly-owned subsidiary of BTNY through, among other wholly-owned subsidiaries, BTCo. BT Securities is an indirect wholly-owned subsidiary of BTNY. Each of BTCo., BTI and BT Securities is referred to from time to


        /1/ As described in Item 4, Pyramid is a limited partner in River City Broadcasting, L.P., a Delaware limited partnership (the "Partnership") which
                                                            -----------
   acquired, as described in Item 4, shares of Series A Exchangeable Preferred Stock of the Issuer. Pyramid is also a party to the Consent Agreement, dated as of April 10, 1996, among the parties listed therein (the "Consent
                                                                -------
   Agreement"), also described in Item 4.  As a result of being a limited
   ---------
   partner in the Partnership and a party to the Consent Agreement, Pyramid may be deemed to be a member of either (i) a "group" with the other parties to the Consent Agreement or (ii) a "group" with the other partners of the Partnership for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations thereunder. Pyramid
              ------------
   hereby specifically disclaims its possible status as a member of a group for purposes of Section 13(d) and disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Partnership or by any other party to the Consent Agreement.

   time as a "Purchaser".  Attached hereto as Annex A is a chart showing the
              ---------
   ownership relationship among Pyramid and the Purchasers.


             The principal business of Pyramid is as an investment firm investing in management buyouts, venture capital opportunities and mezzanine financing. The principal business of BTCo. is as a bank. The principal business of BTI is as a United Kingdom bank. The principal business of BT Securities is as a broker-dealer. BTNY is a registered bank holding company.

             The address of the principal business and principal office of Pyramid and BT Securities is 130 Liberty Street, New York, New York 10006. The address of the principal business and principal office of BTCo. and of BTNY is 280 Park Avenue, New York, New York 10017. The address of the principal business and principal office of BTI is 1 Appold Street, Broadgate, London, EC2A 2HE.

             The name, citizenship, business or residence address, principal occupation or employment, and name, principal business and address of any corporation or organization in which such employment is conducted of each director and executive officer of Pyramid, each Purchaser, and BTNY is set forth in Annex B attached hereto and incorporated into this Item 2 by reference.

             Items 2(d) and (e).
             ------------------

             Except as disclosed in Annex C hereto, none of Pyramid or any Purchaser, or BTNY, or, to the knowledge of Pyramid and each Purchaser, any of the persons identified in Annex B, have during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             Pyramid is limited partner of River City Broadcasting, L.P. , a Delaware limited partnership (the "Partnership"). Pyramid acquired the
                                      -----------
   interest in the Partnership on September 3, 1993; funds used in the acquisition came from working capital.

             Pursuant to the Amended and Restated Asset Purchase Agreement (the "Purchase Agreement"), dated as of April 10, 1996, as amended and restated as
    ------------------
   of May 31, 1996, by and between the Partnership and the Issuer, as assigned to and assumed by certain wholly-owned subsidiaries of the Issuer, the Issuer purchased substantially all of the assets of the Partnership (the

   "Acquisition").  In partial consideration for the Acquisition, the Issuer
   ------------
   issued an aggregate of 1,150,000 shares of its Series A Exchangeable Preferred Stock (the

   "Exchangeable Preferred Stock") to the Partnership.  The Exchangeable
    ----------------------------
   Preferred Stock is exchangeable, upon certain conditions satisfaction of which are probable, into shares of Series B Convertible Preferred Stock of the Issuer (the "Convertible Preferred Stock"). The Convertible Preferred
                    ---------------------------
   Stock of the Issuer is convertible at a price of $27.50 per share into approximately 556,346 shares of Common Stock of the Issuer.

             Pyramid is a party to a Consent Agreement, dated as of April 10, 1996 (the "Consent Agreement"), among certain holders of interests in the
              -----------------
   Partnership. As such, because it may be deemed to be a member of a group consisting of the parties to the Consent Agreement, Pyramid may be deemed for purposes of Rule 16a-1(a)(1) to beneficially own all shares of Series B Convertible Preferred Stock owned by the Partnership and by any of the parties to the Consent Agreement. Two parties to the Consent Agreement, Baker Communications, Inc. and Barry Baker, have the right to acquire and beneficially own an aggregate of 4,873,036 shares of Common Stock (the "BCI
                                                                           ---
   Shares"). As of June 21, 1996, the BCI Shares constituted 43.7% of the Common
   ------
   Stock issued and outstanding.   Pyramid disclaims beneficial ownership of any
   interest in the BCI Shares and Pyramid's potential status as a beneficial owner of more than 5% of the Common Stock of the Issuer.

             BTCo. acquired the 1,800 shares of Common Stock reported herein in the open market as fiduciary on behalf of its customers, using customer funds.

             BTI acquired the 9,707 shares of Common Stock reported herein as principal, using its working capital to acquire such shares of Common Stock.

             BT Securities acquired the 2,507 shares of Common Stock that it holds on the date hereof in the ordinary course of business in market making transactions. BT Securities used working capital to acquire such shares of Common Stock.

   ITEM 4.  PURPOSE OF TRANSACTION.

             Shares of the Series A Exchangeable Preferred Stock (and the underlying Common Stock) to which this Statement relates were acquired by the Partnership as partial consideration for substantially all of its assets and will be held for investment purposes, subject to the exchange thereof for Series B Convertible Preferred Stock and subsequent conversion thereof for Common Stock.

             The Purchasers have acquired the shares of Common Stock reported herein for investment purposes or in connection with market making activities.

             As of the date of this Statement on Schedule 13D, none of Pyramid or the Purchasers has any present plans or proposals which relate to or would result in the events described in parts (a) through (j) of Item 4 of Schedule 13D, other than the following:

             1. The acquisition of the assets of the Partnership by the Issuer was financed in part by a $1.0 billion credit facility arranged by Chase Manhattan Bank, N.A. (the "Credit Facility"). BTCo. is a Managing Agent and
                              ---------------
   lender in the Credit Facility with a $28 million commitment under the facility. The credit agreement contains various affirmative and negative covenants which restrict the Issuer's business and operations, including the payment of dividends, the acquisition and issuance of equity securities and mergers, consolidations, and sales or other dispositions of assets.

             2. Pyramid, BTCo., BT Securities, and BTI expect to evaluate on an ongoing basis the Issuer's financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer. Each of Pyramid and the Purchasers reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each of Pyramid, BTCo., BTI and BT Securities may at any time and from time to time acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock and may dispose of shares of Common Stock. Any such transactions may be effected at any time and from time to time. To the knowledge of Pyramid, BTCo., BTI, and BT Securities, each of the persons listed on Annex B hereto may make the same evaluation and may have the same reservations.


   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

             (a) Pyramid is a party to the Consent Agreement with other partners of the Partnership. The other parties include Better Communications, Inc. ("BCI"), Barry Baker ("Baker"), Larry D. Marcus, Marcus
                          ---                  -----
   Investment, L.P., Boston Ventures Limited Partnership IV, Boston Ventures Limited Partnership IVA, BancBoston Capital, Inc., and BancBoston
   Investments, Inc. (the "Partnership Group").   As of the date hereof, none of
                           -----------------
   the parties to the Consent Agreement other than BCI and Baker have the right to acquire any shares of Common Stock or have any beneficial interest in any shares of Common Stock, although Pyramid, because of its affiliate relationship with the Purchasers, may be deemed to have beneficial interest in the shares of Common Stock in which the Purchasers have a beneficial interest. As of June 19, 1996, the aggregate number of shares in which affiliates of Pyramid have a beneficial interest equals 14,014 representing .13% of the issued and outstanding shares of Common Stock.

             BCI and Baker, together with River City Broadcasting, L.P., have filed a joint Statement on Schedule 13D, pursuant to which they have claimed that Baker may be deemed to beneficially own 4,873,036 shares of Common Stock, which when issued will represent approximately 43.7% of the issued and outstanding shares of Common Stock, and that beneficial ownership of Common Stock may be attributed to the partners of the Partnership which own shares of Common Stock. None of the parties, including Pyramid, are entitled, without the consent of the Partnership's General Partners, to receive any shares of Exchangeable Preferred Stock or Convertible Preferred Stock for two years. (See Exhibit 7.02). Therefore, Pyramid does not have any beneficial interest in the ownership of shares of Common Stock to which the partners of the Partnership may ultimately be entitled to receive. The Consent Agreement which is filed as Exhibit 7.02 hereto is incorporated by reference in this
   Item 5. Pyramid, and each of the Purchasers as affiliates of Pyramid, specifically disclaims any beneficial ownership of any shares of Common Stock of the Issuer held by members of group consisting of partners of the Partnership or the parties to the Consent Agreement.

             BTCo. beneficially owns 1,800 shares of Common Stock as fiduciary on behalf of its customers, constituting .02% of the issued and outstanding shares of Common Stock of the Issuer.

             BTI beneficially owns 9,707 shares of Common Stock as principal, constituting .09% of the issued and outstanding shares of Common Stock of the Issuer.

             BT Securities beneficially owns 2,507 shares of Common Stock as principal, constituting .02% of the issued and outstanding shares of Common Stock.

             As a parent of each of the Purchasers, BTNY may be deemed to be the indirect beneficial owner of the shares of Common Stock owned by the Purchasers.

             To the best knowledge and belief of the Purchasers, none of the persons listed on Annex B hereto beneficially owns any shares of Common Stock.

             (b) Pyramid cannot vote or direct the vote, or dispose or direct the disposition of any shares of Common Stock of the Issuer. Pyramid disclaims the power to vote or direct the vote, and disclaims the power to dispose or to direct the disposition of, any shares of the Common Stock of the Issuer owned by the other partners of the Partnership or the shares of the Common Stock of the Issuer owned by the other parties to the Consent Agreement.

        Each Purchaser has sole power to vote and dispose of the shares of Common Stock beneficially owned by it.

             (c) Annex D hereto sets forth all transactions in shares of Common Stock that were effected during the past sixty days by the persons referred to in paragraph (a).

             (d) The customers on whose behalf BTCo. holds the shares of Common Stock reported herein have the right to receive the dividends from, or the proceeds from the sale of, such shares of Common Stock. Otherwise, no person other than the persons described in paragraph (a) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by it.

             (e)  Not applicable.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Pyramid is a party to the Consent Agreement with the other partners of the Partnership as described in Item 4. Pursuant to the Consent Agreement, the parties thereto have agreed to restrict the disposition of shares of the Issuer's Common Stock which may, subject to certain conditions, be distributed to such parties in accordance with the terms of the Partnership Agreement. No Purchaser is a party to any contract, arrangement, understanding or relationship involving the shares of Common Stock.

             The foregoing description of the Consent Agreement is qualified in its entirety by reference to the Consent Agreement, a copy of which is included herein as Exhibit 7.02, and is specifically incorporated in this
   Item 6 by reference.

   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        7.01.     Joint filing statement pursuant to Rule 13d-1(f)(1).

        7.02.     Consent Agreement.

   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: June 25, 1996

   Signature:     BANKERS TRUST NEW YORK CORPORATION


        By:       /s/ James T. Byrne, Jr.
                  ------------------------------------
        Name:     James T. Byrne, Jr.
        Title:    Senior Vice President

                                    ANNEX A



                      BANKERS TRUST NEW YORK CORPORATION



     Owns 100% of                   Owns 100% of             Owns 100% of

BT Securities Corporation   BT Holdings (New York), Inc.  Bankers Trust Company

                                    Owns 100% of             Owns 100% of

                               Pyramid Ventures, Inc.     Bankers International
                                                               Corporation

                                                             Owns 100% of

                                                       BT Holdings (Europe) Ltd.

                                                             Owns 100% of

                                                          BT Holdings (UK) Ltd.

                                                             Owns 100% of

                                                            Bankers Trust
                                                          International plc

                                    ANNEX B
                       BANKERS TRUST NEW YORK CORPORATION
                             BANKERS TRUST COMPANY



             The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of BTNY. Unless otherwise indicated, each individual listed below is also a director or executive officer of BTCo. To the best knowledge and belief of BTNY and BTCo., none of the following persons beneficially owns any shares of Common Stock.


                                         Occupation or Principal
Name and Mail Address                    Business Affiliation                       Citizenship
- ---------------------                    --------------------                       -----------

                                         DIRECTORS
                                         ---------

   George B. Beitzel                     Retired Senior Vice President and          U.S.
   29 King Street                        Director
   Chappaqua, NY  10514-3432             International Business Machines
                                         Corporation

   Phillip A. Griffiths                  Chairman                                   U.S.
   Institute for Advanced Study          Institute for Advanced Study
   Olden Lane
   Princeton, NJ 08540

   William R. Howell                     Chairman of the Board                      U.S.
   J.C. Penney Company, Inc.             J.C. Penney Company, Inc.
   P.O. Box 10001
   Dallas, TX 75301-0001

   Jon M. Huntsman                       Chairman and Chief Executive Officer       U.S.
   Huntsman Corporation                  Huntsman Chemical Corporation
   500 Huntsman Way
   Salt Lake City, UT 84108

   Vernon E. Jordan, Jr.                 Senior Partner                             U.S.
   Akin, Gump, Strauss, Hauer & Feld,    Akin, Gump, Strauss, Hauer & Feld, LLP
    LLP
   1333 New Hampshire Avenue, N.W.
   Suite 400
   Washington D.C. 20036


   Hamish Maxwell                        Retired Chairman and Chief Executive       U.S.
   Philip Morris Companies, Inc.         Officer
   100 Park Avenue                       Philip Morris Companies Inc.
   New York, NY 10017

   Frank N. Newman                       Chairman of the Board and Chief            U.S.
   Bankers Trust Company                 Executive Officer and President
   130 Liberty Street                    Bankers Trust Company;
   New York, NY 10006                    Chairman of the Board and Chief
                                         Executive Officer and President
                                         Bankers Trust New York Corporation

   N.J. Nicholas Jr.                     Investor                                   U.S.
   15 West 53rd Street, #34F
   New York, NY 10019

   Russell E. Palmer                     Chairman and Chief Executive Officer       U.S.
   The Palmer Group                      The Palmer Group
   3600 Market Street
   Suite 530
   Philadelphia, PA 19104

   Patricia Carry Stewart                Former Vice President                      U.S.
   Bankers Trust Company                 The Edna McConnell Clark Foundation
   c/o Office of the Secretary
   130 Liberty Street
   New York, NY 10006

   George J. Vojta                       Vice Chairman                              U.S.
   Bankers Trust Company                 Bankers Trust Company and
   130 Liberty Street                    Bankers Trust New York Corporation
   New York, NY 10006

   Donald L. Staheli                     Chairman and Chief Executive Officer       U.S.
   Continental Grain Company             United States Continental Grain Company
   277 Park Avenue, 50th Floor
   New York, NY 10172


                                         EXECUTIVE OFFICERS
                                         ------------------

   Geoffrey M. Fletcher                  Managing Director and Principal            U.S.
   Bankers Trust Company                 Accounting Officer
   130 Liberty Street                    Bankers Trust Company;
   New York, NY 10006                    Senior Vice President and Principal
                                         Accounting Officer
                                         Bankers Trust New York Corporation


   Joseph A. Manganello, Jr.             Managing Director and Chief Credit         U.S.
   Bankers Trust Company                 Officer
   130 Liberty Street                    Bankers Trust Company;
   New York, NY 10006                    Executive Vice President and Chief Credit
                                         Officer
                                         Bankers Trust New York Corporation

   Richard H. Daniel                     Managing Director, Chief Financial         U.S.
   Bankers Trust Company                 Officer and Controller
   130 Liberty Street                    Bankers Trust Company;
   New York, NY 10006                    Executive Vice President, Chief Financial
                                         Officer and Controller
                                         Bankers Trust New York Corporation

   Melvin A. Yellin                      Managing Director and General Counsel      U.S.
   Bankers Trust Company                 Bankers Trust Company;
   130 Liberty Street                    Executive Vice President and General
   New York, NY 10006                    Counsel
                                         Bankers Trust New York Corporation

   Mark Bieler                           Managing Director                          U.S.
   Bankers Trust Company                 Bankers Trust Company;
   130 Liberty Street                    Executive Vice President
   New York, NY 10006                    Bankers Trust New York Corporation

   Christian Marie Yves De Balmann       Chairman                                   U.S., France
   Bankers Trust Company                 Bankers Trust International PLC;
   1 Appold Street                       Managing Director
   Broadgate, 4th Floor                  Bankers Trust Company;
   London, EC2A 2HE                      Senior Vice President
                                         Bankers Trust New York Corporation

   R. Kelly Doherty                      Managing Director                          U.S.
   Bankers Trust Company                 Bankers Trust Company;
   130 Liberty Street                    Senior Vice President
   New York, NY 10006                    Bankers Trust New York Corporation


   Robert A. Ferguson                    Executive Vice President                   Australia
   Bankers Trust Australia Limited       Bankers Trust Australia Limited;
   Level 15, The Chifley Tower           Managing Director
   2 Chifley Square                      Bankers Trust Company;
   Sydney, N.S.W. 2000                   Senior Vice President
   Australia                             Bankers Trust New York Corporation

   Alexander P. Frick                    Managing Director                          U.S.
   Bankers Trust Company                 Bankers Trust Company;
   130 Liberty Street                    Senior Vice President
   New York, NY 10006                    Bankers Trust New York Corporation


B.J. Kingdon                             Managing Director                          U.S.
Bankers Trust Company                    Bankers Trust Company;
130 Liberty Street                       Senior Vice President
New York, NY 10006                       Bankers Trust New York Corporation


Ian Martin                               Executive Vice President                   Australia
Bankers Trust Australia Limited          Bankers Trust Australia Limited;
Level 15, The Chifley Tower              Senior Vice President
2 Chifley Square                         Bankers Trust New York Corporation
Sydney, N.S.W. 2000
Australia

Rodney A. McLauchlan                     Managing Director                          U.S.
BT Securities Corporation                BT Securities Corporation;
130 Liberty Street                       Senior Vice President
New York, NY 10006                       Bankers Trust New York Corporation

Timothy S. Rattray                       Managing Director                          U.S.
Bankers Trust Company                    Bankers Trust Company;
Two Pacific Place                        Senior Vice President
36th Floor                               Bankers Trust New York Corporation
88 Queensway
Hong Kong

J. Edward Virtue                         Managing Director                          U.S.
BT Securities Corporation                BT Securities Corporation;
130 Liberty Street                       Senior Vice President
New York, NY 10006                       Bankers Trust New York Corporation

                        BANKERS TRUST INTERNATIONAL PLC

             The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of BTI. To the best knowledge and belief of BTI, none of the following persons beneficially owns any shares of Common Stock.



 Name and Mail Address            Occupation or Principal                Citizenship
- -----------------------           Business Affiliation                   ------------
                                  --------------------

Christian Marie Yves              Chairman;                                     U.S., France
De Balmann                        Managing Director
Bankers Trust Company             Bankers Trust Company;
1 Appold Street                   Senior Vice President
Broadgate, 4th Floor              Bankers Trust New York Corporation
London, EC2A 2HE

Philippe Souviron                 Vice Chairman;                                France
Bankers Trust Company             Head of Client Coverage Europe and
1 Appold Street                   European County Management
Broadgate, 4th Floor
London, EC2A 2HE

Brian R. Cook                     President and Chief Operating Officer,        U.K.
Bankers Trust Company             Executive Director, Head of Global
1 Appold Street                   Network Management and Control, Head
Broadgate, 4th Floor              of Global Real Estate and Security
London, EC2A 2HE

Achilles O. Macris                Executive Director, Head of FX Client         U.S.
Bankers Trust Company             Trading Services
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

Stephen J. Harper                 Executive Director, Head of Financial         Canada
Bankers Trust Company             Institutions Merchant Bank (Canadian)
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE


Yoav Tamir                Executive Director, Head of Market Risk       Israel
Bankers Trust Company     London
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

Nicholas C. Riley        Executive Director, Head of Financial          U.K.
Bankers Trust Company    Services Ops. London
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

Paul D. Smith            Executive Director, Head of Product            U.S.
Bankers Trust Company    Control, Investment Banking & Risk
1 Appold Street          Management
Broadgate, 4th Floor
London, EC2A 2HE

Alan Greatbatch          Executive Director, Compliance Officer,        U.K.
Bankers Trust Company    Head of Compliance Europe
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

Nicholas D. Harrison     Executive Director, Global Network             U.K.
Bankers Trust Company    Management and Control Europe
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

Andrew M. Graham         Executive Director, Controller,                U.K.
Bankers Trust Company    Controller
1 Appold Street          Europe
Broadgate, 4th Floor
London, EC2A 2HE

Matthew J. Hale          Executive Director, Treasury  Europe           U.K.
Bankers Trust Company
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

William G. Ronai         Executive Director, Credit Europe              U.S.
Bankers Trust Company
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE


Graham Clempson          Executive Director, Head of Structured         U.K.
Bankers Trust Company    Finance, London
1 Appold Street
Broadgate, 4th Floor
London, EC2A 2HE

                           BT SECURITIES CORPORATION

             The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of BT Securities. To the best knowledge and belief of BT Securities, none of the following persons beneficially owns any shares of Common Stock.



 Name and Mailing Address    Occupation or Principal       Citizenship
 ------------------------    Business Affiliation          -----------
                             --------------------

                             DIRECTORS
                             ---------

Howard M. Schneider          President and CEO             U.S.
BT Securities Corporation    BT Securities Corporation
130 Liberty Street
New York, New York 10006

Marie Bitetti                Director, Managing Director   U.S.
BT Securities Corporation    BT Securities Corporation
130 Liberty Street
New York, New York 10006

Geralyn A. Fitzgerald        Director, Managing Director   U.S.
BT Securities Corporation    BT Securities Corporation
130 Liberty Street
New York, New York 10006

Kevin R. Flach               Director, Managing Director   U.S.
BT Securities Corporation    BT Securities Corporation
130 Liberty Street
New York, New York 10006

David W. Gittings            Director, Managing Director   U.S.
BT Securities Corporation    BT Securities Corporation
130 Liberty Street
New York, New York 10006

Richard M. Gunthel           Director, Managing Director   U.S.
BT Securities Corporation    BT Securities Corporation
130 Liberty Street
New York, New York 10006

John P. Hardt                Director, Vice President,     U.S.
BT Securities Corporation    Treasurer
130 Liberty Street           BT Securities Corporation
New York, New York 10006


Terence J. Mogan             Director, Managing            U.S.
BT Securities Corporation    Director,
130 Liberty Street           Chief Credit Officer
New York, New York 10006     BT Securities Corporation

Thomas Quane                 Director, Managing            U.S.
BT Securities Corporation    Director,
130 Liberty Street           Controller
New York, New York 10006     BT Securities Corporation

Peter D. Scutt               Director, Managing Director   U.S.
BT Securities Corporation    BT Securities Corporation
130 Liberty Street
New York, New York 10006

James E. Virtue              Director, Managing Director   U.S.
BT Securities Corporation    BT Securities Corporation
130 Liberty Street
New York, New York 10006

Frank Vulpi                  Director, Managing            U.S.
BT Securities Corporation    Director,
130 Liberty Street           Chief Operating Officer
New York, New York 10006     BT Securities Corporation

John R. Zacamy               Director, Managing Director   U.S.
BT Securities Corporation    BT Securities Corporation
130 Liberty Street
New York, New York 10006

                             PYRAMID VENTURES, INC.


             The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of Pyramid Ventures, Inc. To the best knowledge and belief of Pyramid Ventures, none of the following persons beneficially owns any shares of Common Stock.


                                          Occupation or Principal
     Name and Mail Address                Business Affiliation                  Citizenship
     ---------------------                ---------------------                 -----------


                                          DIRECTORS
                                          ---------

Joseph T. Wood                            President and Director,               U.S.
Bankers Trust Company                     Pyramid Ventures, Inc.;
130 Liberty Street, 25th Floor            Senior Vice President, Bankers Trust
New York, NY 10006                        New York Corporation


Joseph A. Manganello, Jr.                 Vice President and Director,          U.S.
Bankers Trust Company                     Pyramid Ventures, Inc.;
130 Liberty Street                        Managing Director and Chief Credit
New York, NY 10006                        Officer, Bankers Trust Company;
                                          Executive Vice President and Chief
                                          Credit Officer, Bankers Trust New York
                                          Corporation

Brian Talbot                              Director, Secretary and Treasurer,    U.S.
Bankers Trust Company                     Pyramid Ventures, Inc.
130 Liberty Street
New York, NY 10006

                                    ANNEX C



             BTCo., BTNY and BT Securities Corporation are subject to a Written Agreement, dated December 4, 1994 (the "Written Agreement"), with the Federal
                                           -----------------
   Reserve Bank of New York and a Memorandum of Understanding, dated December 21, 1994 (the "Memorandum"), with the New York State Banking Department. The
                  ---------
   Written Agreement and Memorandum are described in BTNY's Forms 8-K, dated December 4, 1994 and January 19, 1994, respectively. These Forms 8-K are hereby incorporated by reference into this Annex C.

             BT Securities is also subject to an Order, dated December 22, 1994, of the Securities and Exchange Commission and an Order dated December 22, 1994, of the Commodity Futures Trading Commission. These Orders are included in and described in BTNY's Form 8-K, dated December 22, 1994. This Form 8-K is hereby incorporated by reference into this Annex C.

                                    ANNEX D


             Except as set forth below, none of Pyramid, BTCo., BTI or BT Securities had any transactions in shares of Common Stock within the last 60 days. BT Securities in the ordinary course of business makes a market in the shares of Common Stock and had the following transactions in shares of Common Stock during the sixty days prior to the filing of this Schedule 13D. All of such transactions were made in the open market and for cash.


   Trade Date      Transaction  Quantity   Price
   ----------      -----------  --------  -------
   11-Apr-1996     Purchase        12000  31.5417

   11-Apr-1996     Sale            11150  31.0325

   12-Apr-1996     Purchase        12000  31.3177

   12-Apr-1996     Sale            13500  31.9259

   15-Apr-1996     Purchase         3525  32.6312

   16-Apr-1996     Purchase           76  32.5000

   16-Apr-1996     Sale             1000  33.5000

   17-Apr-1996     Sale             2000  33.5000

   17-Apr-1996     Purchase         4075  34.0613

   18-Apr-1996     Sale              300  33.5000

   19-Apr-1996     Purchase        10000  33.4375

   19-Apr-1996     Sale            12186  33.6372

   22-Apr-1996     Sale             3000  35.8333

   22-Apr-1996     Purchase         1000  36.6250

   23-Apr-1996     Sale             3100  36.6774

   23-Apr-1996     Purchase         4000  36.8125

   26-Apr-1996     Sale             1000  37.5000

   29-Apr-1996     Purchase         2000  38.2500

   29-Apr-1996     Sale             1000  38.0000

   30-Apr-1996     Sale             2100  38.0000

   Trade Date      Transaction  Quantity   Price
   ----------      -----------  --------  -------
   01-May-1996     Sale             2200  38.2955

   01-May-1996     Purchase         2500  37.7500

   02-May-1996     Purchase        10500  40.0119

   02-May-1996     Sale            12405  40.3025

   03-May-1996     Purchase         8000  40.9375

   03-May-1996     Sale             7400  41.9088

   06-May-1996     Sale             3000  42.2500

   06-May-1996     Purchase         5000  42.0000

   08-May-1996     Sale               48  42.2500

   09-May-1996     Sale              400  42.2500

   13-May-1996     Sale              500  41.7500

   13-May-1996     Purchase         1400  40.6071

   14-May-1996     Purchase          100  40.2500

   15-May-1996     Purchase          170  40.2500

   15-May-1996     Sale               25  41.7500

   22-May-1996     Purchase         1100  40.2500

   23-May-1996     Sale             1000  40.5000

   28-May-1996     Purchase         3000  38.5833

   29-May-1996     Purchase         8100  35.1512

   29-May-1996     Sale            10413  35.9482

   30-May-1996     Sale             1300  37.2500

   31-May-1996     Purchase          100  37.0000

   03-Jun-1996     Purchase        25000  37.5000

   03-Jun-1996     Sale            19100  37.7952

   04-Jun-1996     Purchase         6900  37.5000

   04-June-1996    Sale             2400  38.0000

   Trade Date      Transaction  Quantity   Price
   ----------      -----------  --------  -------
   05-June-1996    Sale             2500  37.6250

   07-June-1996    Purchase         1000  37.0000

   07-June-1996    Sale             5400  37.3079

   11-June-1996    Purchase          200  37.2500

   12-June-1996    Sale             4000  37.8438

   12-June-1996    Purchase         1500  37.2500

   14-June-1996    Sale              500  38.7500

   20 June 1996    Purchase          800  38.750

                                 EXHIBIT INDEX



DOCUMENT
- --------


7.01.  Joint filing statement pursuant to Rule 13d-1(f)(1).

7.02.  Consent Agreement, dated as of April 10, 1996.